April 14, 2015

VIA EDGAR

Ms. Cecilia Blye, Chief, Office of Global Security Risk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-6010
Re:Accuride Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 3, 2015
File No. 001-32483

Dear Ms. Blye:
The following represents the response of Accuride Corporation (the "Company") to your letter, dated March 31, 2015, with respect to the Company's Form 10-K for the fiscal year ended December 31, 2014.  For ease of reference the comment is repeated in italics below and followed by the Company's response.
Form 10-K for the Year Ended December 31, 2015
General
1.
You state, on pages 6 and 10 of the 10-K, that "Volvo/Mack" constituted 10.5% of your net sales in 2014. Volvo's wholly-owned subsidiaries Volvo Construction Equipment and Volvo Penta provide contact information on their respective websites for their respective dealers in each of Cuba, Sudan and Syria.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

The Company designs, manufactures and distributes components for the commercial vehicle market as well as the global industrial, mining and construction markets.  The Company has operations in the United States, Canada and Mexico and primarily serves customers in North America.  As reflected in its Form 10-K, Volvo/Mack is one of the Company's larger commercial vehicle original equipment customers.  However, a search of the Company's databases did not reveal any sales to Volvo Construction Equipment or Volvo Penta or to any customers or entities in Cuba, Sudan or Syria (each an "Identified Country" and collectively, the "Identified Countries").  Further, the Company is not aware of any past or current, and does not anticipate any future contacts, direct or indirect, with the Identified Countries or individuals or entities residing therein.
The Company does not have any subsidiaries, offices, employees, assets or liabilities in the Identified Countries.  In addition, the Company has not provided any services, products, information or technology to the Identified Countries, and the Company does not have, and has not had, any agreements, commercial arrangements or other contacts with the governments of, or entities controlled by the governments of, the Identified Countries.
2.
Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated  revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

As noted in our response to Comment 1 above, the Company is not aware of any past or current contacts and does not anticipate any future contacts with the Identified Countries, and the Company did not have any revenues, assets or liabilities in the Identified Countries in at least the last five years.  As a result, we believe there are no contacts with the Identifed Countries that would constitute a material investment risk for our security holders, either quantitatively or qualitatively.  Further, we believe there are no reasons associated with doing business with U.S.-designated state sponsors of terrorism that would lead state or municipal governments, universities or other investors to propose or adopt divestment or similar initiatives regarding investment in the Company.  No such proposals or initiatives have been made to the Company, and the Company is not aware of any plans or intentions to adopt such proposals or initiatives by any of our investors.
Accuride Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and Accuride Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with this response please call the undersigned at (812) 962-5068.
Very truly yours,

/s/ STEPHEN A. MARTIN
Stephen A. Martin
Sr. Vice President / General Counsel and HR

cc:Gregory A. Risch, Senior Vice President / Chief Financial Officer, Accuride Corporation
Anne Nguyen Parker, Assistant Director, Division of Corporation Finance, U.S. Securities and Exchange Commission